

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Garo Armen
President and Chairman of the Board of Directors
AgenTus Therapeutics, Inc.
3 Forbes Road
Lexington, MA 02421

> **Re: AgenTus Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 18, 2021**
> **CIK No. 0001840229**

Dear Dr. Armen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover page

1. With reference to prior comment 2, please revise the cover page to highlight that you will continue to be a subsidiary of Agenus Inc. following the offering.

Key Features of Our INTELLIGENT iNKT Cells, page 6

2. We note your amended disclosure in response to prior comment 5. With a view to revised disclosure in the Summary and Business sections, please tell us whether the highlighted key features of your INTELLIGENT iNKT cells are supported by preclinical data. In this regard, the key features discussed in the Summary appear generally applicable to iNKT cells. In addition, we note that your risk factor heading on page 21 references

results of preclinical studies for AGENT-797; however, we do not see discussion in the Business section regarding any such results.

Intellectual Property, page 100

3.   We note your revised disclosure in response to comment 22. Please further revise to clarify the jurisdiction of the in-licensed patent from Agenus.

You may contact Nudrat Salik at 202-551-3692 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Zachary Blume